June 30, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay	Webb, Reviewing Accountant

Angela Crane, Accounting Branch Chief

Andri Boerman, Staff Accountant

Re:	Nanogen, Inc.

Form 10-K for the year ended December 31, 2007

Filed March 31, 2008

Form 10-Q for the quarter ended March 31, 2008

Filed May 12, 2008

File No. 000-23541

Ladies and Gentlemen:

We submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Nanogen, Inc. (the “Company”) contained in Jay Webb’s letter dated June 11, 2008 with respect to the Company’s Form 10-K for the year ended December 31, 2007, and Form 10-Q for the quarter ended March 31, 2008, File No. 000-23541 (“Form 10-K” and “Form 10-Q”).

Please find our responses to the Staff’s comments below. For your convenience, we have copied each of the comments in Jay Webb’s letter immediately preceding our response thereto.

Form 10-K for the year ended December 31, 2007

Variable Interest Entities, page F-9

1.	We note that you no longer consolidate Jurilab Ltd’s financial statements after July 2007. It appears, however, you still hold an equity investment in Jurilab Ltd at the end of 2007. If that is the case, then explain to us how you considered the impact of Rule 3-09 of Regulation S-X on your reporting requirements. With your explanation, please provide us with the significance tests you performed as described in Rule 3-09(a) of Regulation S-X.

Response:

Jurilab Ltd’s financial statements were deconsolidated from Nanogen’s consolidated financial statements and began being accounted for under the equity method during July 2007. Our equity investment of 29.7 percent of the outstanding stock of Jurilab had no remaining book value as of the end of 2007.

Regulation S-X Rule 3-09 (a) prescribes tests in order to determine whether separate financial statements are required to be filed by companies accounted for by the equity method owned 50% or less by a registrant. The rule refers to tests in Regulation Paragraph 210.1-02 (w) and requires substitution of 20% instead of the 10% noted in 210.1-02 (w) tests, and only requires consideration of the first and third conditions.

1.	The first test requires comparison of our investments in and advances to Jurilab Ltd. with the consolidated total assets of the Company at the most recent year end, and requires separate financial statements filed if investments in and advances to Jurilab Ltd. exceed 20% of the Company’s consolidated total assets at year end. At December 31, 2007 the Company’s consolidated total assets at year end were totaling $98.4 million and our investments in and advances to Jurilab Ltd. totaled 4.0 million, or approximately 4% of the Company’s consolidated total assets. Based on this test, no separate financial statements are required to be filed for Jurilab Ltd.

2.	The second test requires a comparison of Nanogen’s equity in Jurilab Ltd.’s income from continuing operations with the Company’s consolidated income from continuing operations and requires separate financial statements filed if Nanogen’s equity in Jurilab Ltd.’s income from continuing operations exceed 20% of the Company’s consolidated income at the most recent year end. Consolidated losses from continuing operations for the Company for 2007 were $33.9 million whereas Nanogen’s equity in Jurilab Ltd.’s losses for 2007 were $3.4 million, or approximately 10.0% of the Company’s consolidated losses. As Jurilab Ltd.’s losses from continuing operations were less than 20% of the Company’s consolidated losses from continuing operations in 2007, no separate financial statements are required to be filed for Jurilab. In 2007, Nanogen, Inc. recorded a $12.7 million gain on the deconsolidation of Jurilab, Ltd. This gain on deconsolidation was attributable to Nanogen, Inc. and not to Jurilab, Ltd. As such the gain on Nanogen Inc.’s deconsolidation of Jurilab, Ltd. has not been included in Jurilab, Ltd.’s 2007 losses from continuing operations of in calculating this test.

Based on the tests prescribed in Regulation S-X Rule 3-09 (a) as indicated above, there are no separate financial statements required to be filed for Jurilab.

Form 10-Q for the quarter ended March 31, 2008

8. Assignment of Royalties, page 15

2.	Please refer to our prior comment 2. Based on your response and the disclosure herein, we note you have two royalty assignment agreements with DRT. However, the facts and the circumstances connected to the agreements and your accounting for the assignments and modifications thereto are still not clear to us. As such, please address the following additional matters.

•	Please explain to us the major terms of your license agreement (including the duration of the agreement) with Applied Biosystems, Inc. (“ABI”).

Response: Epoch Biosciences (“Epoch”), a wholly-owned subsidiary of Nanogen, owns patents related to oligonucleotide probes and modified bases used in molecular analysis (Licensed Technology). In 2005 Epoch entered into an amended and restated license agreement (ABI License Agreement) with ABI. The ABI License Agreement grants ABI a non-exclusive right to use the Licensed Technology in all fields excluding human in vitro diagnostics. In exchange for the use of the Licensed Technology ABI agreed to pay royalties under the ABI License Agreement.

The term of the ABI License Agreement continues through 2016, when the last patent related to the Licensed Technology covered by the ABI License Agreement expires. However, the ABI License Agreement may be terminated at any time by either the Company or ABI with 180 days notice.

Under the ABI License Agreement, ABI will pay the Company royalties based upon certain ABI product sales multiplied by a royalty percentage that varies depending upon the product group sold by ABI. Through December of 2006, the royalties owed by ABI to Nanogen were subject to predetermined minimum royalty amounts specified in the ABI License Agreement. Effective January of 2007, the minimum royalty amounts expired and the royalties due from ABI to the Company are due solely on ABI product sales.

Royalty reports and related royalty cash payments from ABI are due to the Company on a quarterly basis, within 45 days of the respective quarter-end.

For additional detail on the terms of the ABI License Agreement, the ABI License Agreement may be found as Exhibit 10.51 to our 2004 Form 10-K.

•

You responded that your assignment agreement with DRT (entered into in March 2008) is for the rights to the royalties from ABI beginning on January 1, 2011. In your disclosure on page 15, however, we noted your agreement with DRT (entered into in September 2006) will be through December 31, 2011. Please confirm, if true, that beginning date of the March 2008 agreement is January 1, 2012 (as indicated in this note) and clearly explain to us the major terms, including modified terms, of each of your two royalty assignments.

Response:

There are two separate transactions with DRT. Both agreements with DRT relate to the same ABI License Agreement, but cover different time periods of the agreement. The first agreement, entered into in September 2006, assigned royalties to be received from ABI under the ABI License Agreement through December 31, 2011 (“September 2006 Agreement”). Certain terms in the September 2006 Agreement were modified in March 2008. The second agreement, entered into in March 2008 (“March 2008 Agreement”), assigned royalties to be received from ABI under the ABI License Agreement beginning on January 1, 2012 and continuing through the remaining term of the license which, if not terminated earlier, will end in 2016.

September 2006 Agreement:

Under the September 2006 Agreement we have assigned to DRT our rights to our royalty stream due to us from ABI under the ABI License Agreement through December 31, 2011 in exchange for an up-front cash payment of $20 million from DRT. Under the September 2006 Agreement we were required to make payments to DRT if the royalties from ABI assigned to DRT did not exceed certain minimum annual amounts. On March 28, 2008, we entered into a Supplemental Royalty Interest Assignment Agreement with DRT which modified certain terms in the September 2006 Agreement. Under the Supplemental Royalty Interest Assignment Agreement we no longer guarantee that DRT will receive a minimum level of royalties from ABI through December 31, 2011. As consideration for the removal of the guarantee, we agreed to forgo all rights we had in participating in future royalty payments received from ABI that were above a certain threshold.

March 2008 Agreement:

Under the March 2008 Agreement we received from DRT an up-front payment of $9.9 million, net of transaction costs, in exchange for assigning the royalty rights under the ABI License Agreement to DRT from January 1, 2012 through the end of our license agreement with ABI.

For additional details, please see the Royalty Interest Assignment Agreement (representing the March 2008 Agreement) and the Supplemental Royalty Interest Assignment Agreement (representing the modification of the September 2006 Agreement) included in our Form 10-Q for the Quarter ended March 31, 2008 under Exhibits 10.6 and 10.8, respectively.

•

Please explain to us how you accounted for and presented both the March 2008 assignment agreement with DRT and modification to the September 2006 DRT assignment agreement in your financial statements, citing the applicable U.S. GAAP that supports your conclusions. Specifically address the impact of EITF 88-18 on the referenced transactions.

Response:

September 2006 Agreement:

In 2006 we recorded the receipt of $20 million under the September 2006 Agreement as a liability primarily due to our obligation under the September 2006 Agreement to make payments to DRT if certain minimum annual amounts were not attained under the ABI License Agreement, or if the ABI License Agreement was terminated by ABI. Recording the $20 million cash receipt from DRT as debt was consistent with EITF 88-18 as the pronouncement states that if the “The investor has any recourse to the enterprise relating to the payments due the investor.”, then there is a rebuttable presumption that classification of the proceeds as debt is appropriate.

After recording the receipt of $20 million, we continued to record revenues for amounts received from ABI under the license agreement, recorded interest expense, and a reduction of the liability to DRT as the payments received from ABI under the license agreement were remitted to DRT. As of March 28, 2008, the carrying value of our liability to DRT under the September 2006 Royalty Agreement was approximately $17.6 million.

The March 2008 Supplemental Royalty Interest Assignment Agreement revised certain terms of the September 2006 Agreement. Specifically, our obligation to guarantee certain minimum payments to DRT was removed in exchange for eliminating our ability to participate jointly with DRT in additional revenues if royalties from ABI under the ABI License Agreement exceeded certain thresholds.

As a result of the modification of the September 2006 Agreement under the March 2008 Supplemental Royalty Interest Assignment Agreement (Modified Royalty Agreement), the Company no longer has any obligation to pay any amounts to DRT under any circumstances.

In considering whether this transaction should be classified as debt or deferred revenue, we found that the transaction meets none of the circumstances described in EITF 88-18 that would give rise to the rebuttable presumption that the transaction should be classified as debt. More specifically:

1. The transaction has the characteristics of a sale and not debt.

2. Nanogen has no significant continuing involvement in the generation of the cash flows due the investor.

3. The transaction is not cancelable by either Nanogen or DRT through payment of a lump sum or other transfer of assets by Nanogen.

4. DRT’s rate of return is not limited either implicitly or explicitly by the terms of the transaction (ie. Nanogen is not sharing in royalties over a certain amount).

5. Variations in Nanogen’s revenues or income have no direct impact on the rate of return realized by DRT on this transaction.

6. DRT has no recourse to Nanogen relating to the payments due to DRT under the ABI license.

Upon the extinguishment of our liability to DRT under the September 2006 Agreement in March 2008, we considered whether it would be appropriate to record revenue for any or all of the $17.6 million liability to DRT that was outstanding upon entering the Modified Royalty Agreement. Among other guidance we considered the provisions of SAB 104, Topic 13 A 3 c. Question 1 which states “Assuming all other recognition criteria are met, revenue for the unit of accounting may be recognized in its entirety if the seller’s remaining obligation is inconsequential or perfunctory.”

Under both the Modified Royalty Agreement and the March 2008 Agreement, we have ongoing obligations including, but not limited to, prosecution and maintenance of the patent and using our best efforts to enter into an agreement similar to the ABI License Agreement if ABI terminates the ABI License Agreement. We have considered these obligations under the Modified Royalty Agreement and the March 2008 Agreement and determined that as a result of these provisions, it was more appropriate to defer the revenue and to recognize it ratably over the term of the royalty period. As such we have deferred recognition of revenue on the Modified Royalty Agreement for the $17.6 million liability to DRT that was extinguished and for the $9.9 million of cash received under the March 2008 Agreement over the terms of these agreements.

*****

In connection with the Company’s response to the comments of the Commission, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (858) 410-4915.

Sincerely,

/s/ Nicholas J. Venuto
Mr. Nicholas J. Venuto,
Chief Financial Officer
Nanogen, Inc.

cc:	Scott D. Karchmer, Esq.

Morgan, Lewis & Bockius LLP